STATEMENT OF INVESTMENTS

Dreyfus Strategic Municipals, Inc.

December 31, 2007 (Unaudited)

Long-Term Municipal Investments--154.4%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama--1.6%				
Houston County Health Care Authority, GO (Insured; AMBAC)	6.25	10/1/09	8,000,000 a	8,512,000
Alaska--.8%				
Alaska Housing Finance Corporation, General Mortgage Revenue (Insured; MBIA)	6.00	6/1/49	4,000,000	4,102,480
Arizona--3.1%				
Arizona Health Facilities Authority, Health Care Facilities Revenue (The Beatitudes Campus Project)	5.10	10/1/22	3,000,000	2,711,160
Maricopa County Pollution Control Corporation, PCR (Public Service Company of New Mexico Palo Verde Project)	5.75	11/1/22	6,000,000	5,999,400
Navajo County Industrial Development Authority, IDR (Stone Container Corporation Project)	7.40	4/1/26	1,585,000	1,596,634
Scottsdale Industrial Development Authority, HR (Scottsdale Healthcare)	5.80	12/1/11	6,000,000 a	6,619,260
Arkansas--.5%				
Arkansas Development Finance Authority, SFMR (Mortgage Backed Securities Program) (Collateralized: FNMA and GNMA)	6.25	1/1/32	2,500,000	2,564,100
California--12.9%				
California, GO	5.25	4/1/34	5,000	5,114
California, GO (Various Purpose)	5.50	4/1/14	3,385,000 a	3,793,163
California, GO (Various Purpose)	5.00	3/1/32	4,000,000	4,042,480
California, GO (Various Purpose) (Insured; AMBAC)	4.25	12/1/35	8,000,000	7,353,440
California Health Facilities Financing Authority, Revenue (Cedars-Sinai Medical Center)	5.00	11/15/34	2,000,000	1,969,360
California Pollution Control Financing Authority, SWDR (Keller Canyon Landfill Company Project)	6.88	11/1/27	2,000,000	2,002,060

California Statewide Communities Development Authority, Revenue (Bentley School)	6.75	7/1/32	2,000,000	2,102,300
Golden State Tobacco Securitization Corporation, Enhanced Tobacco Settlement Asset-Backed Bonds	5.00	6/1/38	15,000,000	15,096,300
Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	7.80	6/1/13	8,100,000 [a]	9,761,634
Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	7.90	6/1/13	2,000,000 [a]	2,419,180
Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	5.75	6/1/47	14,700,000	13,820,499
San Francisco Bay Area Rapid Transit District, GO	5.00	8/1/32	3,000,000	3,158,340
State Public Works Board of California, LR Department of General Services (Butterfield State Office Complex)	5.25	6/1/30	5,000,000	5,127,850
Colorado--4.7%				
Beacon Point Metropolitan District, GO	6.25	12/1/35	2,000,000	1,758,540
Colorado Health Facilities Authority, Revenue (American Baptist Homes of the Midwest Obligated Group)	5.90	8/1/37	3,000,000	2,752,170
Colorado Housing Finance Authority (Single Family Program) (Collateralized; FHA)	6.60	8/1/32	1,760,000	1,877,128
Denver City and County, Special Facilities Airport Revenue (United Air Lines Project)	5.75	10/1/32	5,000,000	4,509,800
Northwest Parkway Public Highway Authority, Revenue	7.13	6/15/11	10,750,000 [a]	12,132,235
Southlands Metropolitan District Number 1, GO	7.13	12/1/14	2,000,000 [a]	2,430,240
Florida--3.7%				
Deltona, Utilities System Revenue (Insured; MBIA)	5.13	10/1/27	6,000,000	6,210,780
Florida Housing Finance Corporation, Housing Revenue (Nelson Park Apartments) (Insured; FSA)	6.40	3/1/40	5,000	5,156
Jacksonville Economic Development				

Commission, Health Care Facilities Revenue (Florida Proton Therapy Institute Project)	6.25	9/1/27	3,500,000	3,483,935
Municipal Securities Trust Certificates (Florida Housing Finance Corporation, Housing Revenue - Nelson Park Apartments) (Insured; FSA)	6.40	3/1/40	8,250,000 b,c	8,637,338
Orange County Health Facilities Authority, HR (Orlando Regional Healthcare System)	6.00	10/1/09	45,000 a	47,587
Orange County Health Facilities Authority, HR (Orlando Regional Healthcare System)	6.00	10/1/26	1,955,000	2,006,456
Georgia--2.2%				
Brooks County Development Authority, Senior Health and Housing Facilities Revenue (Presbyterian Home, Quitman, Inc.) (Collateralized; GNMA)	5.70	1/20/39	4,445,000	4,701,699
Fulton County Development Authority, Revenue (Georgia Tech North Avenue Apartments Project) (Insured; XLCA)	5.00	6/1/32	2,500,000	2,590,150
Milledgeville-Baldwin County Development Authority, Revenue (Georgia College and State Foundation)	6.00	9/1/13	2,090,000	2,374,177
Milledgeville-Baldwin County Development Authority, Revenue (Georgia College and State Foundation)	6.00	9/1/14	2,000,000 a	2,320,480
Hawaii--.4%				
Hawaii Department of Transportation, Special Facility Revenue (Caterair International Corporation)	10.13	12/1/10	2,000,000	2,001,240
Idaho--.6%				
Power County Industrial Development Corporation, SWDR (FMC Corporation Project)	6.45	8/1/32	3,250,000	3,323,255
Illinois--10.7%				
Chicago (Insured; FGIC)	6.13	7/1/10	14,565,000 a	15,753,795
Chicago, SFMR (Collateralized: FHLMC, FNMA and GNMA)	6.55	4/1/33	2,445,000	2,484,633
Chicago, Wastewater Transmission Revenue (Insured; MBIA)	6.00	1/1/10	3,000,000 a	3,195,360
Chicago O'Hare International				

Airport, Special Facility Revenue (American Airlines, Inc. Project)	5.50	12/1/30	5,000,000	4,294,150
Illinois Educational Facilities Authority, Revenue (Northwestern University)	5.00	12/1/38	5,000,000	5,129,700
Illinois Educational Facilities Authority, Revenue (University of Chicago) (Insured; MBIA)	5.13	7/1/08	5,000 a	5,103
Illinois Health Facilities Authority, Revenue (Advocate Health Care Network)	6.13	11/15/10	4,020,000 a	4,347,509
Illinois Health Facilities Authority, Revenue (OSF Healthcare System)	6.25	11/15/09	7,730,000 a	8,232,759
Illinois Health Facilities Authority, Revenue (Swedish American Hospital)	6.88	5/15/10	4,950,000 a	5,359,711
Lombard Public Facilities Corporation, Conference Center and Hotel First Tier Revenue	7.13	1/1/36	3,500,000	3,651,410
Metropolitan Pier and Exposition Authority, Dedicated State Tax Revenue (McCormick Place Expansion) (Insured; MBIA)	5.25	6/15/42	5,325,000	5,513,824
Indiana--2.2%				
Franklin Township School Building Corporation, First Mortgage Bonds	6.13	7/15/10	6,500,000 a	7,095,790
Indiana Housing Finance Authority, SFMR	5.95	1/1/29	580,000	586,009
Petersburg, SWDR (Indianapolis Power and Light Company Project)	6.38	11/1/29	4,150,000	4,316,830
Kansas--6.0%				
Kansas Development Finance Authority, Health Facilities Revenue (Sisters of Charity of Leavenworth Health Services Corporation)	6.25	12/1/28	3,000,000	3,167,280
Sedgwick and Shawnee Counties, SFMR (Mortgage-Backed Securities Program) (Collateralized: FHLMC, FNMA and GNMA)	5.25	12/1/38	3,805,000	3,954,955
Sedgwick and Shawnee Counties, SFMR (Mortgage-Backed Securities Program) (Collateralized: FNMA and GNMA)	6.30	12/1/32	3,950,000	4,004,945
Sedgwick and Shawnee Counties, SFMR (Mortgage-Backed Securities Program)				

(Collateralized: FNMA and GNMA)	6.45	12/1/33	8,055,000	8,744,589
Sedgwick and Shawnee Counties, SFMR (Mortgage-Backed Securities Program) (Collateralized: FNMA and GNMA)	5.70	12/1/35	2,210,000	2,329,009
Wichita, Hospital Facilities Improvement Revenue (Via Christi Health System Inc.)	6.25	11/15/24	10,000,000	10,441,700
Kentucky--1.2%				
Kentucky Area Development Districts Financing Trust, COP (Lease Acquisition Program)	5.50	5/1/27	2,000,000	2,067,040
Kentucky Economic Development Finance Authority, MFHR (Christian Care Communities Projects) (Collateralized; GNMA)	5.25	11/20/25	2,370,000	2,486,154
Kentucky Economic Development Finance Authority, MFHR (Christian Care Communities Projects) (Collateralized; GNMA)	5.38	11/20/35	1,805,000	1,865,792
Louisiana--2.4%				
Lakeshore Villages Master Community Development District, Special Assessment Revenue	5.25	7/1/17	2,982,000	2,692,418
Louisiana Local Government Environmental Facilities and Community Development Authority, Revenue (Westlake Chemical Corporation Projects)	6.75	11/1/32	5,000,000	4,971,950
Louisiana Public Facilities Authority, Revenue (Black and Gold Facilities Project) (Insured; CIFG)	5.00	7/1/39	3,815,000	3,811,986
Saint James Parish, SWDR (Freeport-McMoRan Partnership Project)	7.70	10/1/22	1,405,000	1,418,910
Maine--4.5%				
Maine Finance Authority, Education Loan Revenue (Insured; AMBAC)	5.50	6/1/37	21,400,000 [d]	21,400,000
Maine Housing Authority, Mortgage Purchase	5.30	11/15/23	2,825,000	2,900,399
Maryland--1.9%				
Maryland Community Development Administration, Department of Housing and Community Development, Residential Revenue	5.75	9/1/37	2,450,000	2,640,365

Maryland Economic Development Corporation, Senior Student Housing Revenue (University of Maryland, Baltimore Project)	5.75	10/1/33	4,500,000	4,103,730
Maryland Economic Development Corporation, Student Housing Revenue (University of Maryland, College Park Project)	6.50	6/1/13	3,000,000 [a]	3,473,640
Massachusetts--2.5%				
Massachusetts Health and Educational Facilities Authority, Revenue (Civic Investments Issue)	9.00	12/15/12	1,800,000 [a]	2,197,908
Massachusetts Health and Educational Facilities Authority, Revenue (Partners HealthCare System Issue)	5.75	7/1/11	4,815,000 [a]	5,270,836
Massachusetts Health and Educational Facilities Authority, Revenue (Partners HealthCare System Issue)	5.75	7/1/32	185,000	196,246
Massachusetts Industrial Finance Agency, RRR (Ogden Haverhill Project)	5.60	12/1/19	6,000,000	6,064,380
Michigan--7.4%				
Charyl Stockwell Academy, COP	5.90	10/1/35	2,580,000	2,466,325
Detroit School District, School Building and Site Improvement Bonds (GO - Unlimited Tax) (Insured; FGIC)	5.00	5/1/28	6,930,000	7,113,714
Kent Hospital Finance Authority, Revenue (Metropolitan Hospital Project)	6.00	7/1/35	5,930,000	6,068,169
Kent Hospital Finance Authority, Revenue (Metropolitan Hospital Project)	6.25	7/1/40	3,000,000	3,111,600
Michigan Hospital Finance Authority, Revenue (Ascension Health Credit Group)	6.13	11/15/09	5,000,000 [a]	5,323,350
Michigan Strategic Fund, LOR (The Detroit Edison Company Exempt Facilities Project) (Insured; XLCA)	5.25	12/15/32	3,000,000	3,048,930
Michigan Strategic Fund, SWDR (Genesee Power Station Project)	7.50	1/1/21	13,500,000	13,137,390
Minnesota--6.9%				
Dakota County Community Development Agency, SFMR (Mortgage-Backed Securities Program) (Collateralized:				

FHLMC, FNMA and GNMA)	5.15	12/1/38	2,483,762	2,427,182
Dakota County Community Development Agency, SFMR (Mortgage-Backed Securities Program) (Collateralized: FHLMC, FNMA and GNMA)	5.30	12/1/39	4,887,064	5,052,687
Duluth Economic Development Authority, Health Care Facilities Revenue (Saint Luke's Hospital)	7.25	6/15/32	5,000,000	5,214,350
North Oaks, Senior Housing Revenue (Presbyterian Homes of North Oaks, Inc. Project)	6.25	10/1/47	5,265,000	5,256,681
Saint Paul Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project)	6.00	11/15/25	2,000,000	2,023,580
Saint Paul Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project)	6.00	11/15/30	5,500,000	5,513,200
Saint Paul Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project)	6.00	11/15/35	2,000,000	1,998,480
Saint Paul Port Authority, Hotel Facility Revenue (Radisson Kellogg Project)	7.38	8/1/08	3,000,000 [a]	3,163,230
United Hospital District of Todd, Morrison, Cass and Wadena Counties, GO Health Care Facilities Revenue (Lakewood Health System)	5.13	12/1/24	1,500,000	1,431,345
Winona, Health Care Facilities Revenue (Winona Health Obligated Group)	6.00	7/1/26	5,000,000	5,205,650
Mississippi--3.5%				
Clairborne County, PCR (System Energy Resources, Inc. Project)	6.20	2/1/26	4,545,000	4,567,770
Mississippi Business Finance Corporation, PCR (System Energy Resources, Inc. Project)	5.88	4/1/22	14,310,000	14,308,426
Missouri--2.9%				
Missouri Development Finance Board, Infrastructure Facilities Revenue (Branson Landing Project)	5.38	12/1/27	2,000,000	2,002,460
Missouri Development Finance Board, Infrastructure Facilities Revenue (Branson				

Landing Project)	5.50	12/1/32	4,500,000	4,496,715
Missouri Development Finance Board, Infrastructure Facilities Revenue (Independence, Crackerneck Creek Project)	5.00	3/1/28	2,000,000	1,969,400
Missouri Health and Educational Facilities Authority, Health Facilities Revenue (Saint Anthony's Medical Center)	6.25	12/1/10	6,750,000 [a]	7,385,243
Montana--.2%				
Montana Board of Housing, SFMR	6.45	6/1/29	1,200,000	1,231,800
Nebraska--1.0%				
Nebraska Public Power District, General Revenue (Insured; AMBAC)	5.00	1/1/35	5,435,000	5,548,863
Nevada--2.9%				
Clark County, IDR (Nevada Power Company Project)	5.60	10/1/30	3,000,000	2,740,890
Washoe County, GO Convention Center Revenue (Reno-Sparks Convention and Visitors Authority) (Insured; FSA)	6.40	1/1/10	12,000,000 [a]	12,761,040
New Hampshire--2.6%				
New Hampshire Business Finance Authority, PCR (Public Service Company of New Hampshire) (Insured; AMBAC)	6.00	5/1/21	7,000,000	7,182,700
New Hampshire Health and Educational Facilities Authority, Revenue (Exeter Project)	6.00	10/1/24	1,000,000	1,068,360
New Hampshire Health and Educational Facilities Authority, Revenue (Exeter Project)	5.75	10/1/31	1,000,000	1,026,680
New Hampshire Industrial Development Authority, PCR (Connecticut Light and Power Company Project)	5.90	11/1/16	5,000,000	5,059,900
New Jersey--2.6%				
New Jersey Economic Development Authority, Cigarette Tax Revenue	5.75	6/15/34	2,500,000	2,435,325
New Jersey Economic Development Authority, Special Facility Revenue (Continental Airlines, Inc. Project)	6.25	9/15/29	3,000,000	2,812,200
Tobacco Settlement Financing				

Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	7.00	6/1/13	5,640,000 [a]	6,626,492
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	5.00	6/1/41	2,900,000	2,423,878
New Mexico--1.3%				
Farmington, PCR (Tucson Electric Power Company San Juan Project)	6.95	10/1/20	4,000,000	4,071,160
New Mexico Mortgage Finance Authority, Single Family Mortgage Program Revenue (Collateralized: FHLMC, FNMA and GNMA)	7.00	9/1/31	1,230,000	1,248,844
New Mexico Mortgage Finance Authority, Single Family Mortgage Program Revenue (Collateralized: FHLMC, FNMA and GNMA)	6.15	7/1/35	1,505,000	1,605,865
New York--4.6%				
New York City Industrial Development Agency, Liberty Revenue (7 World Trade Center Project)	6.25	3/1/15	3,275,000	3,367,879
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	8.00	8/1/28	2,800,000	3,095,736
Port Authority of New York and New Jersey (Consolidated Bonds, 147th Series)	4.75	4/15/37	8,000,000	7,610,960
Tobacco Settlement Financing Corporation of New York, Asset-Backed Revenue Bonds (State Contingency Contract Secured) (Insured; AMBAC)	5.25	6/1/21	5,000,000	5,317,750
Triborough Bridge and Tunnel Authority, Revenue	5.25	11/15/30	5,220,000	5,456,779
North Carolina--1.2%				
Gaston County Industrial Facilities and Pollution Control Financing Authority, Exempt Facilities Revenue (National Gypsum Company Project)	5.75	8/1/35	3,000,000	2,831,280
North Carolina Housing Finance Agency, Home Ownership Revenue	5.88	7/1/31	3,560,000	3,589,299
North Dakota--.1%				
North Dakota Housing Finance				

Agency, Home Mortgage Revenue (Housing Finance Program)	6.15	7/1/31	765,000	783,850
Ohio--9.1%				
Buckeye Tobacco Settlement Financing Authority, Tobacco Settlement Asset-Backed Bonds	6.50	6/1/47	25,500,000	26,211,705
Canal Winchester Local School District, School Facilities Construction and Improvement and Advance Refunding Bonds (GO - Unlimited Tax) (Insured; MBIA)	0.00	12/1/29	3,955,000	1,374,758
Canal Winchester Local School District, School Facilities Construction and Improvement and Advance Refunding Bonds (GO - Unlimited Tax) (Insured; MBIA)	0.00	12/1/31	3,955,000	1,242,582
Cleveland State University, General Receipts (Insured; FGIC)	5.00	6/1/34	6,150,000	6,276,567
Cuyahoga County, Revenue	6.00	1/1/32	750,000	819,922
Ohio, SWDR (USG Corporation Project)	5.60	8/1/32	7,555,000	7,076,693
Port of Greater Cincinnati Development Authority, Tax Increment Development Revenue (Fairfax Village Red Bank Infrastructure Project)	5.63	2/1/36	3,000,000	2,771,670
Toledo Lucas County Port Authority, Airport Revenue (Baxter Global Project)	6.25	11/1/13	3,700,000	3,740,071
Oklahoma--2.7%				
Oklahoma Housing Finance Agency, SFMR (Homeownership Loan Program)	7.55	9/1/28	1,085,000	1,103,901
Oklahoma Housing Finance Agency, SFMR (Homeownership Loan Program) (Collateralized: FNMA and GNMA)	7.55	9/1/27	760,000	783,849
Oklahoma Industries Authority, Health System Revenue (Obligated Group) (Insured; MBIA)	5.75	8/15/09	5,160,000 [a]	5,429,920
Oklahoma Industries Authority, Health System Revenue (Obligated Group) (Insured; MBIA)	5.75	8/15/09	7,070,000 [a]	7,439,832
Pennsylvania--2.6%				
Pennsylvania Economic Development Financing Authority, Exempt				

Facilities Revenue (Reliant Energy Seward, LLC Project)	6.75	12/1/36	2,500,000	2,544,625
Pennsylvania Economic Development Financing Authority, SWDR (USG Corporation Project)	6.00	6/1/31	9,310,000	9,251,533
Philadelphia Authority for Industrial Development, Revenue (Please Touch Museum Project)	5.25	9/1/31	2,500,000	2,406,425
South Carolina--4.1%				
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow)	5.50	12/1/12	5,000 a	5,534
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow)	5.50	12/1/12	20,020,000 a,b,c	22,159,337
Tennessee--3.5%				
Johnson City Health and Educational Facilities Board, Hospital First Mortgage Revenue (Mountain States Health Alliance)	7.50	7/1/12	5,000,000 a	5,971,800
Johnson City Health and Educational Facilities Board, Hospital First Mortgage Revenue (Mountain States Health Alliance)	7.50	7/1/12	3,000,000 a	3,583,080
Memphis Center City Revenue Finance Corporation, Sports Facility Revenue (Memphis Redbirds Baseball Foundation Project)	6.50	9/1/28	10,000,000	9,297,400
Texas--15.8%				
Austin Convention Enterprises Inc., Convention Center Hotel First Tier Revenue	6.70	1/1/11	4,000,000 a	4,405,280
Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport, Facility Improvement Corporation Revenue (American Airlines, Inc.)	6.38	5/1/35	10,630,000	9,621,851
Gulf Coast Industrial Development Authority, Environmental Facilities Revenue (Microgy Holdings Project)	7.00	12/1/36	6,000,000	5,776,920
Harris County Health Facilities Development Corporation, HR (Memorial Hermann Healthcare System)	6.38	6/1/11	8,500,000 a	9,415,195

Harris County Healthcare Facilities Development Corporation, HR (Memorial Hospital System Project) (Insured; MBIA)	6.00	6/1/24	10,000,000 d	10,000,000
Houston, Airport System Special Facilities Revenue (Continental Airlines, Inc. Terminal E Project)	6.75	7/1/29	5,125,000	5,183,220
Houston, Airport System Special Facilities Revenue (Continental Airlines, Inc. Terminal E Project)	7.00	7/1/29	3,800,000	3,879,762
Sabine River Authority, PCR (TXU Electric Company Project)	6.45	6/1/21	11,300,000	10,759,295
Sam Rayburn Municipal Power Agency, Power Supply System Revenue	5.75	10/1/21	6,000,000	6,347,280
Texas Affordable Housing Corporation, SFMR (Collateralized: FHLMC, FNMA and GNMA)	5.85	4/1/41	7,000,000	7,500,150
Texas Department of Housing and Community Affairs, Home Mortgage Revenue (Collateralized: FHLMC, FNMA and GNMA)	9.16	7/2/24	1,000,000 e	1,066,710
Texas Turnpike Authority, Central Texas Turnpike System Revenue (Insured; AMBAC)	5.75	8/15/38	7,100,000	7,650,321
Tyler Health Facilities Development Corporation, HR, Refunding and Improvement Bonds (East Texas Medical Center Regional Healthcare System Project)	5.25	11/1/32	5,500,000	5,039,925
Vermont--.2%				
Vermont Housing Finance Agency, SFHR (Insured; FSA)	6.40	11/1/30	910,000	922,130
Virginia--2.2%				
Greater Richmond Convention Center Authority, Hotel Tax Revenue (Convention Center Expansion Project)	6.25	6/15/10	10,500,000 a	11,369,505
Pittsylvania County Industrial Development Authority, Exempt Facility Revenue (Multitrade of Pittsylvania County, L.P. Project)	7.65	1/1/10	600,000	623,280

Washington--3.6%				
Seattle,				
Water System Revenue (Insured;				
FGIC)	6.00	7/1/09	10,000,000 a	10,533,200
Washington Health Care Facilities				
Authority, Revenue (Kadlec				
Medical Center) (Insured;				
Assured Guaranty)	5.00	12/1/30	2,000,000	2,026,480
Washington Higher Education				
Facilities Authority, Revenue				
(Seattle University Project)				
(Insured; AMBAC)	5.25	11/1/37	6,730,000	7,173,911
West Virginia--1.3%				
The County Commission of Pleasants				
County, PCR (Allegheny Energy				
Supply Company, LLC Pleasants				
Station Project)	5.25	10/15/37	5,000,000	4,853,050
West Virginia Water Development				
Authority, Water Development				
Revenue (Insured; AMBAC)	6.38	7/1/39	2,250,000	2,387,745
Wisconsin--7.9%				
Badger Tobacco Asset				
Securitization Corporation,				
Tobacco Settlement				
Asset-Backed Bonds	6.13	6/1/27	11,680,000 b,c	12,089,209
Badger Tobacco Asset				
Securitization Corporation,				
Tobacco Settlement				
Asset-Backed Bonds	7.00	6/1/28	22,995,000	24,114,397
Madison,				
IDR (Madison Gas and Electric				
Company Projects)	5.88	10/1/34	2,390,000	2,484,070
Wisconsin Health and Educational				
Facilities Authority, Revenue				
(Aurora Health Care, Inc.)	6.40	4/15/33	4,000,000	4,186,920
Wyoming--.8%				
Sweetwater County,				
SWDR (FMC Corporation Project)	5.60	12/1/35	4,500,000	4,268,385
U.S. Related--1.5%				
Children's Trust Fund of Puerto				
Rico, Tobacco Settlement				
Asset-Backed Bonds	0.00	5/15/55	20,000,000	677,400
Guam Housing Corporation,				
SFMR (Guaranteed				
Mortgage-Backed Securities				
Program) (Collateralized;				
FHLMC)	5.75	9/1/31	965,000	1,021,752
Puerto Rico Highways and				
Transportation Authority,				
Transportation Revenue	6.00	7/1/10	6,000,000 a	6,467,280
Total Investments (cost $819,826,587)			**154.4%**	**839,609,169**
Liabilities, Less Cash and Receivables			**(2.0%)**	**(10,725,066)**

Preferred Stock, at redemption value	**(52.4%)**	**(285,000,000)**
Net Assets Applicable to Common Shareholders	**100.0%**	**543,884,103**

a   These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2007, these securities amounted to $42,885,884 or 7.9% of net assets applicable to Common Shareholders.

c   Collateral for floating rate borrowings.

d   Variable rate security--interest rate subject to periodic change.

e   Inverse floater security--the interest rate is subject to change periodically.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes

RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance